DAVIS POLK & WARDWELL

1300 I STREET, N.W.
WASHINGTON, D.C. 20005

1600 EL CAMINO REAL
MENLO PARK, CA 94025

99 GRESHAM STREET
LONDON EC2V 7NG

15, AVENUE MATIGNON
75008 PARIS

450 LEXINGTON AVENUE
NEW YORK, N.Y. 10017
212-450-4000
FAX 212-450-3800

MESSETURM
60308 FRANKFURT AM MAIN

MARQUÉS DE LA ENSENADA, 2
28004 MADRID ESPAÑA

17-22, AKASAKA 2-CHOME
MINATO-KU, TOKYO 107-0052

3A CHATER ROAD
HONG KONG

WRITER'S DIRECT
212-450-4560



03050710



RECD S.E.C.
MAY 2 2 2003
1086

File No. 82-4939

May 21, 2003

Re: Grupo Ferrovial, S.A. — Information Furnished Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Ladies and Gentlemen:

On behalf of Grupo Ferrovial, S.A. (the "Company") and in connection with the Company's exemption from Section 12(g) of the Securities and Exchange Act of 1934 granted under Rule 12g3-2(b) thereunder, we hereby furnish to the Securities and Exchange Commission (the "Commission") the following :

- First Quarter Results for the year 2003

All of which were furnished to the *Comisión Nacional del Mercado de Valores* (CNMV).

If you have any questions, please do not hesitate to contact me at (212) 450-4560. Please stamp the enclosed copy of this letter and return it to our messenger, who has been instructed to wait.

Very truly yours,

Lillian R. Saldanha
Legal Assistant

5/29

File No. 82-4939

GENERAL

Security reference

VERSION 3.1.1

ADVANCE ON QUARTERLY RESULTS:

QUARTER 1 YEAR 2003

Company name:
GRUPO FERROVIAL, S.A.

Business address:
C/ PRINCIPE DE VERGARA Nº 135 - 28002 MADRID

Tax identification no.
A - 28606556

Persons who assume responsibility for this information, the posts they occupy and identification of their powers or faculties by virtue of which they represent the company:	Signature:
Nicolás Villén Jiménez, Chief Financial Officer, empowered by the notary Antonio del Moral Carro on 15 February 1993 in Madrid with protocol no. 394 and registered at the Mercantile Register on 18 February 1993.	

A) ADVANCE ON QUARTERLY RESULTS

Units: Thousands of Euros

		INDIVIDUAL		CONSOLIDATED	
		Current year	Previous year	Current year	Previous year
NET REVENUES	0800	15,950	8,130	1,139,373	1,005,893
EARNINGS BEFORE TAXES	1040	118,549	(3,998)	106,064	323,151
EARNINGS AFTER TAXES	1044	119,574	(2,599)	71,709	226,114
Earnings attributed to External Shareholders	2050			(11,078)	30,265
INCOME FOR THE YEAR ATTRIBUTED TO CONTROLLING COMPANY	2060			60,631	256,379
SUBSCRIBED CAPITAL	0500	140,265	140,265		
NUMEAVERAGE NUMBER OF EMPLOYEES	3000	183	174	27,866	27,912

B) BUSINESS PERFORMANCE

(Although the comments for inclusion in this section are summarized due to the synthetic character of this quarterly information, they must enable investors to form a sufficient opinion about the company's activity and the results obtained during the period covered by this quarterly information, as well as its financial and net worth position and other relevant data about the company's general operations.)

1. Sales:

In January-March, consolidated sales rose 13% against the same period of the previous year, to €1,139.3 million.

The breakdown by business area is as follows:

	March 2003	March 2002	Change (%)
Construction	792.1	778.8	1.7
Real Estate	181.1	114.7	57.9
Infrastructure	107.4	93.1	15.4
Services	91.3	64.1	42.4
Adjustments	-32.6	-44.8	
TOTAL	1,139.3	1,005.9	13.3

The main reasons for those increases are as follows:

- Real Estate: strong increase in house deliveries (682 vs. 465 in 2002).
- Infrastructure: good performance by Spanish toll roads (Ausol +46% and Autema +12%).
- Services: Organic growth due to new contracts.
- Negative impact of the euro's appreciation.

2. Operating income

Operating income rose 35%, to €128.0 million, based on the following:

	March 2003	March 2002 (*)	Change (%)
Construction	30.1	27.6	9.1
Real Estate	47.2	23.2	103.4
Infrastructure	47.7	42.8	11.4
Services	4.2	1.8	133.3
Adjustments/Other	-1.2	-0.3	
TOTAL	128.0	95.1	34.6

The operating margin was 11.2%, compared with 9.5% in March 2002.

The sizeable increase, which exceeded that of sales is due to the combined effect of margin improvements in all the divisions (especially Real Estate as a result of delivery of profitable homes) and containment of structural costs in all the areas (down over 10%).

(*) The 2002 operating income was standardized for comparison purposes with 2003 and does not include the capitalization of the financial expenses of toll roads in operation. The following table of concessionaires' financial result was similarly standardized.

3. Financial result

	March 2003	March 2002
Concessionaires	-20.6	-8.2
Rest of group	-6.8	0.9
Total	-27.4	-7.3

The concessionaires' net financial expense increased due mainly to the higher debt taken on in Canada which was not envisaged in the original plan, so the Spanish regulation on capitalization is not applicable.

The financial loss of the "rest of group" was due to a number of items that are not interest payments though they are financial expenses (exchange differences, deposit and guarantee commissions, etc.).

The net cash position at the end of the period was €235 million (excluding concessionaires' debt, which is without recourse to Ferrovial), compared with €303 million in December and €378 million in March 2002.

4. Net income

Net income decreased 76% against the same period of the previous year, to €60.6 million, due to the extraordinary income in 1Q02 as a result of the acquisition of a stake in Cintra by Macquarie Infrastructure Group.

Excluding that impact and the provisions in 2002 for Ferrovial's and Cintra's investments in Latin America, net income would have increased by 18% year-on-year in 1Q03.

5. Investments

Investments in the period amounted to €46 million.

6. Operating items

The main operating items performed as follows:

	March 2003	March 2002	Change (%)
Construction backlog	6,002	6,170	-2.7
Real Estate pre-sales	161	146	10.3
Real Estate backlog	923	827	11.6
Services backlog	870	816	6.6
Toll road traffic			
Autema	17,227	14,834	16.1
Ausol I	14,793	12,354	19.7
407 ETR	233,491	226,708	3.0

7. Contracts obtained

The major contracts obtained were the following:

Construction in Spain

- AZ-1 dock project adjacent to the Ziérbena dock (Bilbao).
- Cantabria-Central Spain toll road. N-611 road between Plasencia and Santander. Section: Molledo-Pesquera.
- Marqués de Riscal hotel (Álava).

Construction outside Spain

- N4/N6 Kinnegad-Kilcock Motorway (Ireland).
- São Rafael tower in Lisbon (Portugal).

Services

- Road upkeep and operation: N-330, Mediterráneo highway p.k. 0 to 73,463 and N-344 p.k. 118,686 to

C) BASIS OF PRESENTATION AND VALUATION STANDARDS

(The financial and accounting data and information included in this periodic public information statement must apply the principles, valuation standards and accounting criteria envisaged in the current regulations regarding the financial and accounting information to be included in the annual accounts and interim financial statements of the sector to which the company belongs. If, exceptionally, the generally accepted accounting principles and criteria required by the corresponding regulation in force are not applied to the attached data and information, this fact and the reasons behind it must be sufficiently explained, and the impact of their non-application on the net worth, financial position and results of the company or its consolidated group must be disclosed. With a similar scope as above, any changes that may have occurred in the accounting criteria used to prepare the attached information with respect to the latest audited annual financial statements must also be disclosed and discussed. If the same accounting principles, criteria and policies have been applied as in the latest annual financial statements, and if they are in accordance with the accounting regulations in force regarding the entity, indicate this expressly.)

All the financial and accounting information included in this documentation was prepared in accordance with the generally accepted accounting principles and criteria required by current law.

The same principles and criteria used in the audited financial statements as at 31 December 2002 were also applied.

Regarding the principles and criteria used in Ferrovial's audited financial statements as at 31 March 2002, there was a change in the way the financial expenses accrued during construction of toll roads are capitalized.

That change had no impact on group income – it simply reclassified line-items in the income statement.

Until September 2002, financial expenses at some toll road concession subsidiaries were capitalized by crediting the "capitalized in-house work on fixed assets" item (revenue account) which is part of operating income in the income statement. Consequently, operating income was higher by that amount, offset by a financial expense for the same amount.

This distorted group operating income and the sales margin (in percentage terms) since they were both higher, but group net income was not affected.

In order to avoid that distortion on group operating income and ensure a correct comparison between periods from September 2002 onwards, effective 1 January 2002, the capitalization is carried out at all the companies with a direct credit to the financial expenses account.

D) DIVIDENDS DISTRIBUTED IN THE PERIOD:

(Include the dividends distributed from the start of the business year)

		% of par value	Euros per share	Amount (thousands of euros)
1. Ordinary shares	3100	0	0	0
2. Preference shares	3110	0	0	0
3. Non-voting shares	3120	0	0	0

Additional information about distributed dividends (interim, supplementary, etc.)

Annex on the next page

E) SIGNIFICANT EVENTS (*)

		YES	NO
1. Acquisitions or transfer of holdings in listed companies subject to mandatory disclosure in accordance with art. 53 of the Spanish Securities Market Law (5% and multiples)	3200		X
2. Acquisition of treasury stock subject to mandatory disclosure in accordance with additional provision 1 of the Spanish Corporations Law (1%)	3210		X
3. Other significant increases and decreases in fixed assets (holdings of over 10% in unlisted companies, significant investments or divestments, etc.)	3220	X	
4. *Increase and decrease in share capital or securities value*	3230		X
5. Issuance, redemption or cancellation of debt securities	3240		X
6. Change in Directors or Board of Directors	3250	X	
7. Amendments to the Company Bylaws	3260	X	
8. Transformation, mergers or spin-offs	3270		X
9. Changes in the sector's institutional regulation with a significant effect on the economic or financial situation of the Company or Group	3280		X
10. Lawsuits, litigation or disputes that may have a significant effect on the net worth position of the Company or Group	3290		X
11. Bankruptcy, protection from creditors, etc.	3310		X
12. Special agreements on total or partial limitation, assignment or waiver of voting and dividend rights of the Company shares	3320		X
13. Strategic agreements with domestic or foreign groups (cross-holdings, etc.)	3330		X
14. Other significant events	3340	X	

(*) Mark the corresponding box with an X; if affirmative, include annex detailing the date of the notification to the CNMV and the SRVB.

Additional information about distributed dividends (interim, supplementary, etc.)

On 21 March 2003, the Shareholders' Meeting of Grupo Ferrovial, S.A. resolved to pay a supplementary dividend of €0.47 per share (€64,628,196.17) out of 2002 income, excluding the treasury stock existing at the time of the aforementioned meeting.

This dividend will be paid from 12 May 2003.

Additionally, an interim dividend of €0.20 per share out of 2002 income was approved in October 2002 and paid on 15 November 2002; it amounted to €27,501,360.20, excluding the treasury stock existing at the date of the pay-out.

Consequently, the total dividend paid out of 2002 income amounts to €0.67 per share.

F) ANNEX EXPLAINING SIGNIFICANT EVENTS

1. On 21 March, the Shareholders' Meeting approved, among others, the following resolutions:

- Approval of the individual and consolidated financial statements and management report of Grupo Ferrovial, S.A.

- Application of 2002 income and distribution of a dividend of €0.67 per share out of 2002 income which, after deducting the interim dividend that had already been paid, amounts to €0.47 per share, to be paid on 12 May 2003.

- Approval of the Board of Directors's conduct of business in 2002.

- Re-appointment of the directors Rafael del Pino y Calvo-.Sotelo, José María Pérez Tremps, Santiago Eguidazu Mayor, Juan Arena de la Mora and the company Portman Baela, S.L., appointment of the director Casagrande de Cartagena, S.L. and ratification of the appointment by co-option of Gabriele Burgio.

- Appointment of PriceWaterhouse Coopers Auditores, S.L. as the auditor of the company and its consolidated group for three years.

- Amendment to the bylaws, introducing the Audit and Control Committee regulation.

- Authorization so that the Board of Directors can establish the obligation for its members to allocate their remuneration as members of the Board to acquiring company shares.

2. On 16 April, Ferrovial Servicios, a company fully owned by Grupo Ferrovial, S.A., announced its intention of acquiring all the shares of AMEY PLC, which are listed on the London Stock Exchange. The total value of the bid for 100% of the company is equivalent to €117.7 million. The bid was formally presented on 25 April 2003.

This information was disseminated on 27 February, 21 and 25 March, and 16 April.

INSTRUCTIONS FOR COMPLETING THE ADVANCE ON QUARTERLY RESULTS (GENERAL)

- The required monetary amounts must be expressed in thousands of euros, without any decimals and rounded off, unless otherwise stated.
- Negative amounts must be expressed with a minus sign (-) in front of the number.
- Each figure must include next to it the figure for the corresponding period of the previous year, unless otherwise stated.

- DEFINITIONS:

(1) Net revenues comprise the amounts from the sale of products and services rendered as part of the company's ordinary activities, less discounts and other rebates on sales and value added tax and other taxes directly related to the revenues figure.